Eaton Corporation
First Quarter 2012 Report on Form 10-Q
Item 6
Exhibit 12
Ratio of Earnings to Fixed Charges

	Three months ended March 31	Year ended December 31
(Millions of dollars)	2012	2011	2010	2009	2008	2007
Income from continuing operations before income taxes and noncontrolling interests in consolidated subsidiaries	$368	$1,553	$1,036	$303	$1,140	$1,055
Adjustments
Income of equity investees	(1)	(2)	(14)	(6)	(11)	(6)
Distributed income of equity investees	—	3	15	9	1	1
Interest expensed	36	154	162	170	192	193
Amortization of debt issue costs	1	4	4	5	2	1
Estimated portion of rent expense representing interest	16	65	57	59	58	44
Amortization of capitalized interest	3	10	10	13	13	12
Adjusted income from continuing operations before income taxes	$423	$1,787	$1,270	$553	$1,395	$1,300
Fixed charges
Interest expensed	$36	$154	$162	$170	$192	$193
Interest capitalized	6	18	8	7	13	14
Amortization of debt issue costs	1	4	4	5	2	1
Estimated portion of rent expense representing interest	16	65	57	59	58	44
Total fixed charges	$59	$241	$231	$241	$265	$252

Ratio of earnings to fixed charges	7.17	7.41	5.50	2.29	5.26	5.16